SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                                Entrx Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    591142203
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

                       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  591142203                  13G                           Page 2 of 9
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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Bradley Resources Company
             16-1224523
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                  (b)  [X]

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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
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           NUMBER OF                  5      SOLE VOTING POWER
             SHARES                          476,255
          BENEFICIALLY            ----------------------------------------------
            OWNED BY
              EACH                    6      SHARED VOTING POWER
           REPORTING                         0
          PERSON WITH             ----------------------------------------------

                                      7      SOLE DISPOSITIVE POWER
                                             476,255
                                  ----------------------------------------------

                                      8      SHARED DISPOSITIVE POWER
                                             0
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             476,255
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                            [ ]

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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.19 %
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    12       TYPE OF REPORTING PERSON
             PN
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CUSIP No. 591142203                   13G                           Page 3 of 9
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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             George W. Holbrook, Jr.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]

                                                                  (b) [X]

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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             United State of America
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           NUMBER OF                  5      SOLE VOTING POWER
             SHARES                          25,360
          BENEFICIALLY            ----------------------------------------------
            OWNED BY
              EACH                    6      SHARED VOTING POWER
           REPORTING                         491,555
          PERSON WITH             ----------------------------------------------

                                      7      SOLE DISPOSITIVE POWER
                                             25,360
                                  ----------------------------------------------

                                      8      SHARED DISPOSITIVE POWER
                                             491,555
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             516,915
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                           [ ]

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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.71 %
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    12       TYPE OF REPORTING PERSON
             IN
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CUSIP No. 591142203                   13G                           Page 4 of 9
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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             James R. McGoogan
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]

                                                                  (b) [X]

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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             United State of America
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                                      5      SOLE VOTING POWER
           NUMBER OF                         11,485
             SHARES               ----------------------------------------------
          BENEFICIALLY
            OWNED BY                  6      SHARED VOTING POWER
              EACH                           491,555
           REPORTING              ----------------------------------------------
          PERSON WITH
                                      7      SOLE DISPOSITIVE POWER
                                             11,485
                                  ----------------------------------------------

                                      8      SHARED DISPOSITIVE POWER
                                             491,555
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             503,040
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                           [ ]

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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.53 %
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    12       TYPE OF REPORTING PERSON
             IN
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The Reporting Persons initially filed a Schedule 13D with the Securities and Exchange Commission on August 20, 1999 to report their beneficial ownership position in Entrx Corporation. The Reporting Persons are eligible to report their beneficial ownership position on Schedule 13G and have elected to report their beneficial ownership position on Schedule 13G on a going-forward basis.

Item 1(a).     Name of Issuer:

               The name of the Issuer is Entrx Corporation.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               800 Nicollet Mall, Suite 2690
               Minneapolis, MN 55402

Item 2(a).     Name of Person(s) Filing:

               This statement is being filed jointly by the following parties (collectively, the "Reporting Persons"):

               Bradley Resources Company
               George W. Holbrook, Jr.
               James R. McGoogan

               Bradley Resources Company is a general partnership formed under the laws of the State of New York. The partners of Bradley Resources Company are Mr. Holbrook and Mr. McGoogan.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of Bradley Resources Company, Mr. Holbrook and Mr. McGoogan is 1151 S.W. 30th Street, Suite E, P.O. Box 1938, Palm City, FL 34991-6938.

Item 2(c).     Citizenship:

               Bradley Resources Company is a general partnership formed under the laws of the State of New York. Mr. Holbrook and Mr. McGoogan are each citizens of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.10 per share.

Item 2(e).     CUSIP Number:

               591142203

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o);

               (b) [ ] Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c);

               (c) [ ] Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);

               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e) [ ] An investment adviser in accordance with ss.
                       240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).


Item 4.        Ownership.

------------------------------ --------------- ------------ -------------- ------------------- ----------------- -------------------
                                                             Sole Power                         Sole Power to
                                   Amount                    to Vote or     Shared Power to     Dispose or to     Shared Power to
                                Beneficially   Percent of      Direct      Vote or to Direct      Direct the     Dispose or Direct
Reporting Person                   Owned          Class       the Vote          the Vote        Disposition of   the Disposition of
------------------------------ --------------- ------------ -------------- ------------------- ----------------- -------------------

Bradley Resources Company         476,255         6.19%        476,255             0               476,255               0
------------------------------ --------------- ------------ -------------- ------------------- ----------------- -------------------

George W. Holbrook, Jr.           516,915         6.71%        25,360           491,555             25,360            491,555
------------------------------ --------------- ------------ -------------- ------------------- ----------------- -------------------

James R. McGoogan                 503,040         6.53%        11,485           491,555             11,485            491,555
------------------------------ --------------- ------------ -------------- ------------------- ----------------- -------------------

               Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, then check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January ___, 2004


BRADLEY RESOURCES COMPANY


By: /s/ James R. McGoogan
    -------------------------------------------------
     Name:  James R. McGoogan
     Title: Partner

/s/ George W. Holbrook, Jr.
-----------------------------------------------------
George W. Holbrook, Jr.

/s/ James R. McGoogan
-----------------------------------------------------
James R. McGoogan

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

          In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Entrx Corporation, and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

          This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated:  January ___, 2004


BRADLEY RESOURCES COMPANY


By: /s/ James R. McGoogan
    -------------------------------------------------
     Name:  James R. McGoogan
     Title: Partner

/s/ George W. Holbrook, Jr.
-----------------------------------------------------
George W. Holbrook, Jr.

/s/ James R. McGoogan
-----------------------------------------------------
James R. McGoogan